Exhibit 99.3

IMPERIAL TOBACCO GROUP PLC

ACQUISITION OF COMMONWEALTH BRANDS

Imperial Tobacco Group PLC today announced that it has agreed to acquire 100 per cent of CBHC Inc, which trades as Commonwealth Brands, from Houchens Industries Inc for a total cash consideration of $1.9 billion (£974 million). After taking into account the net present value of tax benefits arising as a result of the deal, the net cost of the acquisition is $1.5 billion (£769 million). In the year to 30 September 2006, Commonwealth Brands generated earnings before interest, tax, depreciation and amortisation (EBITDA) of $174 million (£89 million).

The Group anticipates that the acquisition will be completed by April 2007 and will be earnings accretive in the current financial year, before taking account of brand amortisation and deferred tax on intangibles. The Group also anticipates that the returns will exceed its weighted average cost of capital in the first full year.

Commonwealth Brands is based in Bowling Green, Kentucky and is the fourth largest cigarette manufacturer in the United States of America, with 3.7 per cent of the 376 billion US cigarette market. Commonwealth Brands employs around 720 people, including a sizeable sales force with excellent trade relationships nationwide, and has a factory which currently manufactures around 14 billion cigarettes a year but has the capacity for 30 billion cigarettes a year.

Gareth Davis, Chief Executive of Imperial Tobacco Group, said:

“This is an excellent deal for Imperial, which will create significant value for our shareholders, and is consistent with our strategy of entering the US tobacco market in a low risk manner. I am delighted that we will finally have the US as a significant part of our international footprint and believe that we will benefit considerably from having the US in our market portfolio.

“Commonwealth Brands is a terrific, young business which gives us immediate and significant access to the world’s most profitable tobacco market. The acquisition provides us with an enhanced operating platform from which we can rapidly launch our own high quality brands. We will also now avoid the costs associated with our original organic entry, which we estimate would have been in the region of $20 million a year.

“We will further benefit from the skilled and committed employees at Commonwealth Brands, who share our focus on sales excellence and effective cost management. I am particularly pleased that the experienced senior management team has agreed to stay on to help us drive the growth of our US business.

“As well as its vast cigarette market, the US has a growing market in other tobacco products and papers. Given the strength of our multi-product portfolio and our world leadership in fine cut tobacco and papers, we believe we are very well positioned to take advantage of the growth in these sectors.”

Jimmie Gipson, Chairman of Houchens Industries Inc, said:

“The Board has approved this transaction and is very pleased to have found a partner like Imperial that recognises the value of the people and infrastructure that has been created at Commonwealth, and has the intention of building upon that infrastructure to create additional opportunities for the management and employees.”

In the year to 30 September 2006, Commonwealth Brands generated revenue less duty of $348 million (£178 million) and earnings before interest and tax of $164 million (£84 million). Profit before tax for the year was $59 million (£30 million) after one-off costs of $64 million associated with debt refinancing. Gross assets at 30 September 2006 were $1.2 billion (£615 million).

In the first quarter of its current financial year, Commonwealth Brands’ earnings before interest and tax grew by 8% to $41 million. We anticipate that this growth trend will develop further with the benefit of a price increase in mid-December 2006.

Commonwealth Brands manufactures and sells five high quality discount cigarette brands across the US and in Puerto Rico, which together account for 13.2 per cent of the discount segment. The two key brands are USA Gold and Sonoma. USA Gold is the eighth best-selling cigarette brand in the US and Sonoma the fourteenth. Commonwealth Brands’ other cigarette brands are Montclair, Malibu and Riviera. Total sales in the year to 30 September 2006 were 14 billion cigarettes.

Commonwealth Brands manufactures its cigarettes in a single factory in Reidsville, North Carolina. Imperial Tobacco Group’s approach of low cost, high quality manufacturing is embedded in this facility.

Commonwealth Brands’ key brands were launched in 1993/94 and therefore have a short history. Commonwealth Brands was the first tobacco manufacturer to voluntarily sign the Master Settlement Agreement (MSA) in 1998 and has complied with MSA restrictions on advertising and marketing. The Company has never lost or settled any product liability claim, has not been named in any class action lawsuits and was not a defendant in the Department of Justice case.

These factors, combined with the recent and considerable improvements in the US litigation landscape, leads the Group to conclude that the overall US litigation risk for Imperial Tobacco and Commonwealth Brands is low, and the Group is very confident of being able to manage that risk as effectively as it has in the other markets in which it operates.

The acquisition will be financed by new debt facilities and is subject to Hart-Scott-Rodino antitrust clearance, the approval of the Employee Stock Ownership Plan as sole shareholder of Houchens Industries Inc and customary closing conditions.

The Group’s share buyback programme will be temporarily suspended as a result of this acquisition.

ENDS

UK Analysts and Investors

Gareth Davis, Chief Executive of Imperial Tobacco Group, will give a presentation today for analysts and investors at 9.30am at the Barbican Centre, London EC2Y 8DS. Attendees are advised to use the main Silk Street entrance to the Centre and register for the presentation at the Garden Room on Level 3. Refreshments will be available from 9am. The presentation will be webcast through www.imperial-tobacco.com

Gareth Davis, Chief Executive, will host the following conference calls, in which there will be an opportunity for questions:

US Analysts and Investors - 13:30 GMT (08:30 EST)
In order to participate on the call, please dial +1 718 354 1362.

UK Newswires - 07:30 GMT
In order to participate on the call, please dial 020 7138 0829.

UK National Media - 12:00 GMT
In order to participate on the call, please dial 020 7365 1856.

German Media - 1100 GMT (1200 German time)
In order to participate on the call, please dial +49 (0)89 2030 3244

NOTES TO EDITORS

Conversion Rate
US$1.95 = £1

Imperial Tobacco Group

Imperial Tobacco Group is the world’s fourth largest international tobacco company. The Group manufactures and sells a comprehensive range of cigarettes, tobaccos, rolling papers, filter tubes and cigars in over 130 countries worldwide. It has around 14,500 employees and 32 manufacturing sites. Imperial Tobacco Group currently sells papers and tubes in the US through its subsidiary Robert Burton Associates, based in New Jersey.

ENQUIRIES

Alex Parsons	John Nelson-Smith
Imperial Tobacco Group	Imperial Tobacco Group
Group Media Relations Manager	Investor Relations Manager
Tel +44 (0)7967 467241	Tel +44 (0)7919 391866

Copies of our announcements are available on our website:  www.imperial-tobacco.com